UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                AMENDMENT NO. 2
                                       TO
                                  FORM N-8B-2

                               FILE NO. 811-2590

                REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS
                     WHICH ARE CURRENTLY ISSUING SECURITIES

         Pursuant to Section 8(b) of the Investment Company Act of 1940

                     INVESCO UNIT TRUSTS, MUNICIPAL SERIES
                            (and Subsequent Series)
      and any other future trusts for which Invesco Capital Markets, Inc.
                               acts as Depositor


              Not the Issuer of Periodic Payment Plan Certificates

Amending items 1, 2, 4, 7 and 29



ORGANIZATION AND GENERAL INFORMATION

      1.     (a) Furnish name of the trust and the Internal Revenue Service
                 Employer Identification Number.

                 Invesco Unit Trusts, Municipal Series

                 Van Kampen Unit Trusts, Municipal Series

                 The trust has no Internal Revenue Service Employer Identification Number.

      2. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.

                 Invesco Capital Markets, Inc. ("Depositor")
                 11 Greenway Plaza
                 Houston, Texas 77046

                 Internal Revenue Service Employer Identification
                 Number is:  36-2811402

      4. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

                 Invesco Capital Markets, Inc.
                 11 Greenway Plaza
                 Houston, Texas 77046

                 Internal Revenue Service Employer Identification
                 Number is:  36-2811402

      7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state.

                                                        Approximate Date of
                   Former Name                                Change
-------------------------------------------------    ---------------------------
Van Kampen Unit Trusts, Municipal Series             December 3, 2012

First National Dual Series Tax-Exempt Bond Trust
Series 3 and subsequent series                       January 2, 2004


III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR
     Companies Owning Securities of Depositor

      29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of the depositor.

                 As of December 3, 2012

                 Ownership of all securities of the depositor

                 Invesco Capital Markets, Inc. is a wholly owned subsidiary of Invesco Advisers, Inc. which is an indirect wholly owned subsidiary of Invesco Ltd., a publicly traded company.


                                   SIGNATURES

      Pursuant to the requirements of the Investment Company Act of 1940, INVESCO CAPITAL MARKETS, INC., depositor of the registrant, has caused this registration statement to be duly signed on behalf of the registrant in the City of Chicago, and State of Illinois on the 3rd day of December, 2012.

                                      INVESCO UNIT TRUSTS, MUNICIPAL SERIES (AND
                                                SUBSEQUENT SERIES) AND ANY OTHER
                                                FUTURE TRUSTS FOR WHICH INVESCO
                                                CAPITAL MARKETS, INC. ACTS AS
                                                DEPOSITOR

                                           BY INVESCO CAPITAL MARKETS, INC.,
                                                Depositor

                                           BY /s/ JOHN F. TIERNEY
                                           ----------------------------
                                           Title    VICE PRESIDENT
                                           ----------------------------